BOXLIGHT CORPORATION

1045 Progress Circle

Lawrenceville, Georgia 30043

March 14, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation (the “Company”)
Registration Statement on Form S-1 (File No. 333-226068)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we request that the above-captioned registration statement, together with all exhibits (the “Registration Statement”), be immediately withdrawn.

The Company is requesting withdrawal of the Registration Statement because it has determined to not seek a public offering at this time. The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein as it was never declared effective by the Commission.

If you have any questions or require further information, please contact Tahra Wright of Loeb & Loeb LLP, our counsel, at (212) 407-4122.

Very truly yours,

BOXLIGHT CORPORATION

By:	/s/ Takesha Brown
Name:	Takesha Brown
Title:	Chief Financial Officer